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                                                                  EXHIBIT (a)(3)



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                        SUNGLASS HUT INTERNATIONAL, INC.
                              255 ALHAMBRA CIRCLE
                          CORAL GABLES, FLORIDA 33134



                                                                   March 5, 2001


Dear Sunglass Hut Shareholder:


    I am pleased to report that on February 22, 2001, Sunglass Hut International, Inc. ("Sunglass Hut" or the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Luxottica Group S.p.A. ("Luxottica") and Shade Acquisition Corp. (the "Purchaser"). The Merger Agreement provides for the acquisition of all outstanding shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), by the Purchaser at a price of $11.50 per share, net to the seller in cash, without interest. Under the terms of the proposed transaction, the Purchaser has commenced a tender offer (the "Offer") for all of the outstanding shares of Common Stock at $11.50 per share, net to the seller in cash, without interest. The Offer is currently scheduled to expire at 12:00 Midnight, New York time, on March 30, 2001, unless otherwise extended.


    Following the successful completion of the Offer and upon approval by a shareholder vote, if required, the Purchaser will be merged with and into the Company (the "Merger"), and all shares of Common Stock not purchased in the Offer will be converted into the right to receive, without interest, an amount in cash equal to the amount paid per share pursuant to the Offer.


    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER, AND THE MERGER, DETERMINED THAT THE OFFER AND THE MERGER ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF THE HOLDERS OF SHARES OF COMMON STOCK, AND RECOMMENDS THAT ALL HOLDERS OF SHARES OF COMMON STOCK TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.



    Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 and the Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, each filed by the Company with the Securities and Exchange Commission. The Board of Directors of the Company has received an opinion, dated February 22, 2001, of Morgan Stanley & Co. Incorporated, the Company's financial advisor, to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the $11.50 per share cash consideration to be received in the Offer and the Merger by the holders of shares of Common Stock was fair, from a financial point of view, to such holders. A copy of this opinion is attached as Annex B to the Schedule 14D-9 and should be read carefully in its entirety and such opinion describes the assumptions made, the procedures followed, the matters considered, and the limitations in the review undertaken by Morgan Stanley in rendering its opinion.


    Also accompanying this letter is a copy of the Offer to Purchase and related materials of the Purchaser, including a Letter of Transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of the Offer and provide instructions for tendering your shares of Common Stock.

    WE URGE YOU TO READ EACH OF THE ENCLOSED MATERIALS CAREFULLY.

    The management and directors of the Company thank you for the support you have given the Company.

                                          Sincerely,
                                          Sunglass Hut International, Inc.


                                          /s/ James N. Hauslein


                                          James N. Hauslein
                                          CHAIRMAN OF THE BOARD
                                          AND CHIEF EXECUTIVE OFFICER